EXHIBIT 99.1


Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Results of Annual General Meeting

Telkom is pleased to announce that all the resolutions set out in the Notice of the Annual General Meeting dated 22 September 2004 were passed by the requisite number of shareholders at the Annual General Meeting held today.

Johannesburg

14 October 2004

Date: 14/10/2004 05:00:03 PM Supplied by www.sharenet.co.za
Produced by the JSE SENS Department